UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                                 ALLSTREAM INC.
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                                (Name of Issuer)

                          Class B Limited Voting Shares
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                         (Title of Class of Securities)

                                    02004C204
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                                 (CUSIP Number)
                                                     with a copy to:
       Stephen Feinberg                              Robert G. Minion, Esq.
       299 Park Avenue                               Lowenstein Sandler PC
       22nd Floor                                    65 Livingston Avenue
       New York, New York  10171                     Roseland, New Jersey  07068
       (212) 421-2600                                (973) 597-2424
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 18, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.   02004C204
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  1)   Names of Reporting Persons.   I.R.S. Identification Nos. of above persons
       (entities only):

                                Stephen Feinberg
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  2)   Check the Appropriate Box  if a Member of a Group  (See Instructions):
             (a)              Not
             (b)           Applicable

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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):    WC

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  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):           Not Applicable

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  6)   Citizenship or Place of Organization:     United States

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        Number of                        7) Sole Voting Power:            *
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:          *
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:       *
                                            ------------------------------------
        Person With                     10) Shared Dispositive Power:     *
                                            ------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                     2,018,835*

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  12)  Check if the  Aggregate Amount in Row (11)  Excludes Certain Shares  (See
       Instructions):        Not Applicable

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  13)  Percent of Class Represented by Amount in Row (11):      10.6%*

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  14)  Type of Reporting Person (See Instructions):     IA

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* Cerberus Partners, L.P., a Delaware limited partnership  ("Cerberus"),  is the holder of 398,001 shares of the Class B Limited Voting Shares (the "Shares") of Allstream Inc., a Canadian corporation (the "Company"), Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"), is the holder of 1,013,558 Shares, Cerberus Series Two Holdings, LLC, a Delaware limited liability company ("Cerberus Series Two"), is the holder of 504,929
Shares, and Cerberus America Series One Holdings, LLC, a Delaware limited liability company ("Cerberus America"), is the holder of 102,347 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all Shares held by Cerberus, International, Cerberus Series Two and Cerberus America. Thus, as of March 18, 2004, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 2,018,835 Shares, or 10.6% of the Shares issued and outstanding as of that date.

Item 2.   Identity and Background.
          -----------------------

          The person filing this statement is Stephen Feinberg, whose business address is 299 Park Avenue, 22nd Floor, New York, NY 10171. Mr. Feinberg serves as (i) the managing member of Cerberus Associates, L.L.C., the general partner of Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"), and
(ii) the investment manager for each of Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"), Cerberus Series Two Holdings, LLC, a Delaware limited liability company ("Cerberus Series Two"), and Cerberus America Series One Holdings, LLC, a Delaware limited liability company ("Cerberus America"). Cerberus, International, Cerberus Series Two and Cerberus America are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature. Mr. Feinberg also provides investment management and other services for various other third parties.

          Mr. Feinberg has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information provided by the Company, there were 19,082,177 Shares issued and outstanding as of February 29, 2004. As of March 18, 2004, Cerberus was the holder of 398,001 Shares, International was the holder of 1,013,558 Shares, Cerberus Series Two was the holder of 504,929 Shares and Cerberus America was the holder of 102,347 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all Shares held by Cerberus, International, Cerberus Series Two and Cerberus America. Thus, as of March 18, 2004, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg is deemed to beneficially own 2,018,835 Shares, or 10.6% of the Shares issued and outstanding as of that date.

          The following table details the transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Feinberg or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (including Cerberus, International, Cerberus Series Two and Cerberus America) since the filing of the Schedule 13D Amendment No. 3 as of February 6, 2004 (each of which were effected in an ordinary brokerage transaction):

                                   (Purchases)

                                      NONE


                                     (Sales)

            Date                     Quantity                     Price
            ----                     --------                     -----

       March 18, 2004                100,000                     US$53.54
       March 18, 2004                150,100                     US$54.80




                                    Signature
                                    ---------

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             March 19, 2004


                                             /s/ Stephen Feinberg
                                             -----------------------------------
                                             Stephen Feinberg,  in  his capacity
                                             as the  managing member of Cerberus
                                             Associates,   L.L.C.,  the  general
                                             partner of Cerberus Partners, L.P.,
                                             and   the   investment  manager for
                                             Cerberus    International,    Ltd.,
                                             Cerberus  Series Two Holdings,  LLC
                                             and  Cerberus  America  Series  One
                                             Holdings, LLC



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).